October 2, 2006

VIA EDGAR

Mr. James A. Allegretto
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

    Re:   Wisconsin Energy Corporation
              Form 10-K for Fiscal Year Ended December 31, 2005
              Form 10-Q for Quarterly Period Ended March 31, 2006
              Form 10-Q for Quarterly Period Ended June 30, 2006
              Filed March 2, 2006, May 5, 2006 and August 2, 2006
              File No. 001-09057

              Wisconsin Electric Power Company
              Form 10-K for Fiscal Year Ended December 31, 2005
              Form 10-Q for Quarterly Period Ended March 31, 2006
              Form 10-Q for Quarterly Period Ended June 30, 2006
              Filed March 6, 2006, May 5, 2006 and August 2, 2006
              File No. 001-01245

Dear Mr. Allegretto:

This letter is in response to your letter dated September 29, 2006, regarding your review of our responses to your initial review of the above referenced filings.

Set forth below is the heading and numbered paragraph from your September 29, 2006 letter, which is immediately followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2005

Item 8. Financial Statements and Supplementary Data, page 79

Consolidated Income Statements, page 79

1.  We considered your response to comment 2 from our letter dated August 31, 2006. Equity in earnings of unconsolidated subsidiaries represents 6.15%, 5.68% and 5.37% of operating income for fiscal 2005, 2004 and 2003, respectively. Equity in earnings of unconsolidated subsidiaries represents 7.64%, 8.54% and 8.33% of pre tax income for fiscal 2005, 2004 and 2003, respectively. Given these percentages it appears that equity in earnings of unconsolidated subsidiaries is material to operating results for the years presented and should be separately presented on the face of the income statements. Please revise in future filings or provide us with a detailed analysis as to why you believe the amounts are not material and are not required to be separately presented in accordance with Rule 5-04 of Regulation S-X.

                   Company Response

In future filings, we will present equity in earnings of unconsolidated subsidiaries as a separate caption on the face of our income statements.

If you have any questions regarding our response, please do not hesitate to call me at 414.221.2436 or, in my absence, our Vice President and Controller, Steve Dickson, at 414.221.3940.

Sincerely,

/s/Allen L. Leverett
Executive Vice President and
Chief Financial Officer